February 17, 2012

Stephen B. Sadoski Cindy Rose Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Funds Third Party Valuation Responses

Dear Sir and Madam:

Thank you for providing us with your questions following our telephone call on January 19, 2012.  We have considered your questions and our responses to those questions are set forth below.   While we understand that the questions arose in the course of your review of recent shareholder reports filed by Guggenheim Strategic Opportunities Fund (GOF) and Guggenheim Enhanced Equity Strategy Fund (GGE), we have endeavored to provide responses that are generally applicable to closed-end funds in the Guggenheim Funds fund complex to the extent practicable.  Should you have any additional questions or require any clarifications, we would be happy to discuss these matters with you further.

3rd Party Vendor (General)

1.           Do you obtain an independent auditor’s report, or SAS 70, from your third party pricing service?

The Funds have entered into a Fund Accounting Agreement with The Bank of New York Mellon (“BNYM”).  Pursuant to the Fund Accounting Agreement, BNYM, as Fund Accounting Agent, values the securities held by the Funds.  In such capacity, BNYM contracts with various third party pricing vendors which it makes available to the Funds. The Funds have selected Interactive Data Corp (“IDC”) from among the third party pricing services made available by BNYM for most third party pricing and instructed BNYM to use IDC as the primary third party pricing source for those securities that IDC provides prices.  While the Funds may use other pricing sources for securities for which IDC does not provide prices, IDC is the Funds’ most significant third party pricing vendor and the responses in this letter primarily address the pricing process as it relates to IDC. The use of IDC (and any other third party pricing vendors which the Funds may utilize) as a third party pricing source is authorized by the Funds’ Valuation

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Procedures, which have been approved by the Funds’ Boards of Trustees.  The Funds receive SAS 70 reports from BNYM.  Because the Funds do not contract directly with IDC or other third party pricing sources made available by BNYM and utilized by the Funds, the Funds do not receive SAS 70 reports directly from such third party pricing vendors.  However, the Funds understand that BNYM receives SAS 70 reports from certain pricing vendors, which it has shared with the Funds as applicable.  The Funds have received IDC SAS 70 reports from BNYM related to IDC’s pricing services for several categories of securities and understand that reports on additional categories of securities will be made available in the future.

2.           Does it cover the entities’ controls over valuation of securities that you classify as Level 2?

As noted above, the Funds have not yet received IDC SAS 70 reports with respect to all categories of securities.  At this point, the Funds have received SAS 70 reports for municipal securities, which cover certain securities that the Funds classify as Level 2.  The Funds have not yet received, and the Funds understand that BNYM has not yet received,  SAS 70 reports for other categories of securities in which the Funds currently hold securities classified as Level 2, including taxable fixed income securities.  The Funds anticipate receiving additional IDC SAS 70 reports and other third party pricing vendors, as applicable, through BNYM in the future.

3.           Do you perform due diligence on the vendor or have the vendor present to management and the Board on its policies, procedures and controls?

The Funds conduct an annual due diligence review of BNYM in its role as Fund Accounting Agent.  In 2011, the Funds also conducted an on-site due diligence review of IDC and expect to seek to do so annually in the future.   While BNYM and IDC did not present to the Funds’ Boards of Trustees, the Funds’ Chief Compliance Officer participated in the due diligence review of BNYM and IDC and reported to the Boards of Trustees regarding such due diligence review.

4.           How often does this due diligence occur and is it performed on a regular basis?

As noted above, the Funds’ have historically conducted a due diligence review of BNYM annually and have conducted a due diligence review of IDC from time to time.   Going forward, the Funds intend to seek to conduct a due diligence review of both BNYM and IDC annually.

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5.            Has the vendor ever reported to you that they had control deficiencies?

No vendor has reported material control deficiencies.

Vendor Prices and Data Obtained

1.           Do you have policies and procedures that check the accuracy and reasonableness of data obtained on a daily basis?   If  yes, what are those Polices & Procedures?

BNYM, as Fund Accounting Agent, has daily valuation policies and procedures that include follow-up with Fund management and the pricing vendor with respect to all securities whose valuation change from the prior day’s valuation (on a percentage basis) exceeds a pre-established tolerance level, which varies based on the security type.  BNYM also performs stale/unchanged price validation for all fixed income securities whose valuation remains unchanged for more than five (5) days. If the valuation of an equity security is unchanged day-over-day, BNYM verifies that volume existed and verifies the price to a secondary source.   BNYM also monitors worldwide exchanges twice daily for halted and/or suspended securities. Additionally, BNYM and/or Fund management may challenge valuations that vary from observed market transaction prices.  The Funds maintain a Valuation Committee established pursuant to the Funds’ Valuation Procedures.  Pursuant to such Valuation Procedures, the Funds have adopted a pricing hierarchy that allows for the use of a secondary pricing source if prices provided by the primary pricing source are unavailable or determined by the Valuation Committee to be unreasonable.   The Valuation Committee monitors the process described in this response.

2.           What controls are in place to ensure that the valuations determined by the 3rd party vendor are using models, assumptions and inputs that would be utilized by a market participant?

In addition to any controls that are maintained by BNYM, as Fund Accounting Agent, the Funds’ Valuation Committee utilizes several reports, analytics and forensic tests to assist in evaluating the quality of security valuations received from third party

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pricing vendors. The Valuation Committee reviews reports on stale prices, price source changes, price overrides and price challenges. For certain categories of securities, the Valuation Committee also reviews a report that compares the market transaction price of securities sold to the prices provided by the third party pricing vendor.  Finally, for certain categories of securities, monthly broker quotes are obtained by Fund management.  The Valuation Committee reviews a comparison of such broker quotes to the prices provided by third party pricing vendors.

3.           Does the third party pricing service provide you a list of the observable market data (including similar securities whose price they use or adjust) or model inputs that they use to price each security or class of securities in sufficient detail that you are able to assess whether the pricing methodology complies with ASC 820?  If yes, explain how this data is validated or describe the procedures used to confirm the data’s completeness and accuracy?

The Funds do not receive inputs used with respect to specific securities valuations, either directly from such pricing vendors or indirectly through BNYM.  However, during the Funds’ due diligence review of IDC in 2011, market inputs were discussed for selected asset classes.  These market inputs included observed trades, results of bids-wanted, buy-side/sell-side evaluator dialogue, dealer offerings and market research reports. Cash flow inputs are also included in the valuation models. It was discussed during the Funds’ due diligence review of IDC that evaluators also consider collateral type, deal structure, deal performance and vintage.

4.           Does any documentation from the third party service provider contain disclaimers about the pricing information provided?  If yes, what procedures are performed to determine valuations are in compliance with GAAP and that management has effective Internal Controls over Financial Reporting?

The Funds do not know if documentation, if any, related to specific securities valuations received by BNYM from third party pricing vendors contains disclaimers.  However, materials provided by IDC in connection with the Funds due diligence review of IDC did contain customary disclaimers.

The procedures used to determine that valuations are in compliance with GAAP and that Fund management has effective Internal Controls over Financial Reporting as it relates to third party vendor pricing are discussed in the Funds’ responses to Questions #1 and #2 above, with respect to oversight by the Funds’ Valuation Committee.

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Price Challenge Process

1.           Does your firm have a price challenge process with the 3rd Party Vendor or Broker?

Yes. As described above, BNYM, as Fund Accounting Agent, and Fund management may challenge third party vendor prices.

2.           Please describe the frequency of which prices are challenged for any particular Level 2 security received from the service provider?

BNYM, as Fund Accounting Agent, has a regular process to challenge stale/unchanged prices received from third party pricing vendors. Additionally, BNYM, as Fund Accounting Agent, will challenge a valuation received from a third party pricing vendor if that valuation differs significantly from valuations provided by other pricing vendors. On a monthly basis, the Valuation Committee receives the tolerance challenges submitted by BNYM.  Fund management also challenges prices as necessary.  Fund management submits the challenges to BNYM who then formally submits the challenge to the vendor.  Upon receipt of the challenge response, BNYM provides Fund management with the vendor’s response to the challenge. The results of the challenge process are reviewed by the Valuation Committee.  The frequency of challenges varies based on market conditions and security type.

3.           What are the results of such challenges? Do prices or valuations change? How frequently do they change?

Some challenges to valuations provided by third party pricing vendors have been accepted and others have not been accepted.  If accepted, the third party vendor adjusts their valuation prospectively.  If a challenge is not accepted and the price differential is determined by Fund management to be significant, Fund management will override the valuation received from the primary third party pricing vendor and utilize a valuation received from the back up pricing vendor reflected in the pricing hierarchy set forth in the Funds’ Valuation Procedures or fair value the security in accordance with the Funds’ fair valuation policies.  An override is effective for one day, at which point the Valuation Committee will convene and reexamine (and, if necessary, revise) prospectively the methodology used to value the security. The frequency of price changes in response to price challenges varies based on market conditions and security type.

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4.           What is the impact of these challenges and price changes on your assessment of the service provider’s internal controls?

The frequency and outcome of challenges to third party pricing vendors are one of several factors utilized by Fund management use to evaluate third party pricing vendors.

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Should you have any additional questions regarding this matter, please do not hesitate to contact me at (630) 505-3712 or Michael K. Hoffman of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3406.

Sincerely,

/s/ John Sullivan

John Sullivan
Chief Financial Officer, ChiefAccounting Officer and Treasurer
of the Funds